
MEASURED + INDICATED
12,000 ounces gold
(38,000 t @ 9.8 g Au/t)
INFERRED
342,000 ounces gold
(913,000 t @ 11.6 g Au/t)
El Valle Pit
LIMITING THRUST
VAL.191
VAL.188
VAL.192
VAL.193
VAL.195
VAL.48
VAL.1037
VAL.1034
VAL.1054
VAL.1036
VAL.1051
VAL.1053
VAL.1055
VAL.1052
VAL.1073
VAL.1057
VAL.1056
VAL.1059
VAL.1058
VAL.1061
VAL.1067
VAL.1063
VAL.1065
VAL.1064
VAL.1071
VAL.1012H
VAL.1010H
VAL.1069
VAL.1060
VAL.1072
VAL.1066
VAL.1062
VAL.1074
07kv 1012
07kv 1010
07kv 1008
07kv 1014
07kv 1016
07kv 1007
07kv 1002
07kv 1001
07kv 1003
07kv 1009R
07kv 1013
07kv 1006
07kv 1011
07kv 1017
Section - 1
Section - 2
Section - 3
Section - 4
Section - 5
Section - 6
Section - 7
Section - 8
Section - 9
Section - 10
Section - 11
Section - 12
Section - 13
Section - 14
1200
1400
1600
1800
400
300
200
100
00
-100
Drill Holes
In Progress
Drilled by RNGM
Drilled by Kinbauri
0
100 m
Kinbauri España S.L.
SCHEDULE A
Longitudinal Section through Area 107